UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

ø The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Second quarter of 2016)	Previous Period (First quarter of 2016)	Changes (%)	Year to Year Comparison (Second quarter of 2015)	Changes (%)
Operating Revenue	Quarterly Results	4,267,289	4,228,463	0.92	4,255,739	0.27
	Year-to-date (“YTD”) Results	8,495,752	4,228,463	—	8,496,025	0.00
Operating Income	Quarterly Results	407,363	402,127	1.30	412,878	-1.34
	YTD Results	809,490	402,127	—	815,526	-0.74
Profit from Continuing Operations Before Income Tax	Quarterly Results	364,750	736,124	-50.45	515,592	-29.26
	YTD Results	1,100,874	736,124	—	1,075,605	2.35
Profit for the Period	Quarterly Results	290,990	572,298	-49.15	397,888	-26.87
	YTD Results	863,288	572,298	—	840,635	2.69
Attributable To: Controlling Interests	Quarterly Results	290,136	571,846	-49.26	395,839	-26.70
	YTD Results	861,982	571,846	—	840,334	2.58

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Second quarter of 2016)	Previous Period (First quarter of 2016)	Changes (%)	Year to Year Comparison (Second quarter of 2015)	Changes (%)
Operating Revenue	Quarterly Results	3,091,988	3,098,261	-0.20	3,143,766	-1.65
	Year-to-date (“YTD”) Results	6,190,249	3,098,261	—	6,277,222	-1.39
Operating Income	Quarterly Results	478,205	429,851	11.25	396,090	20.73
	YTD Results	908,056	429,851	—	803,916	12.95
Profit Before Income Tax	Quarterly Results	380,455	465,675	-18.30	319,380	19.12
	YTD Results	846,130	465,675	—	698,142	21.20
Profit for the Period	Quarterly Results	284,143	382,208	-25.66	231,996	22.48
	YTD Results	666,350	382,208	—	527,783	26.25
3. Source of Data		Data Provider		IR Team, SK Telecom
		Provided for		Analysts and Institutional Investors
		Date of Provision		July 28, 2016 / 15:00(Seoul time)
		Location		(SK Telecom Headquarters, Conference Room
		Organizing Team		IR Team, SK Telecom (+82-2-6100-2114)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Sunghyung Lee
(Signature)
	Name:	Sunghyung Lee
	Title:	Senior Vice President
Date: July 28, 2016

4